For Immediate Release



8x8, Inc. Announces Change in
Accounting Treatment of Investor Warrants
Restatement of Previously Filed Financial Statements Will Be Made

SANTA CLARA, CA – June 15, 2007 -- 8x8, Inc. (the "Company") (Nasdaq: EGHT), announced today that a recent Securities and Exchange Commission (SEC) speech discussing the accounting treatment of warrants (an agreement with an investor which allows the purchase of a certain amount of a company's stock, at a certain price, for a certain amount of time), has led the Company to conclude that its historical accounting for three outstanding external investor warrants from the Company's fiscal years 2005 and 2006 must be restated to reflect the SEC's recent discussion. These warrants were issued in connection with financing transactions in 2004 and 2005.

The Company today filed with the SEC a current report on Form 8-K regarding this issue, and also filed a notice of late filing of its annual report on Form 10-K for the fiscal year ended March 31, 2007. The Company stated in these filings that it will restate its financial statements for fiscal years 2005 and 2006 as part of its 2007 Form 10-K filing, and will also file amended reports on Form 10-Q for each of the first three quarters of fiscal year 2007. The Company expects to file these restated reports within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934.

"This technical accounting adjustment in our financial reports will result in non-cash charges and do not affect the underlying business of 8x8 in any way," said 8x8 Chairman and CEO Bryan R. Martin. "While the Company is still completing its analysis of the impact this change will have on its historical financials, the Company has determined that the modification of this warrant accounting will have no impact on previously reported revenue and income from operations or net cash flows for the fiscal years ended March 31, 2005, 2006 and 2007. The net effect of the restatement is to add a liability to our balance sheets, and to modify our reported net loss to reflect the change in market value of the affected warrants while they remain outstanding." Mr. Martin concluded, "For the three fiscal years ended March 31, 2005, 2006 and 2007, the restated results will reduce our previously reported net loss by approximately $4M, $1M, and $4M, respectively."

For more information regarding this change in accounting treatment, please refer to the Company's current report on Form 8-K filed with the SEC today.

About 8x8, Inc.

VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans priced as low as $24.99 per month for unlimited anytime calling to the U.S. and Canada,

8x8 offers the Packet8 Tango Video Terminal Adapter and DV 326 VideoPhone along with accompanying monthly service plans also priced at $24.99 per month. Packet8 Virtual Office, 8x8's VoIP phone system for small to medium sized businesses, is a hosted PBX solution comprised of powerful business class features. Companies subscribing to Virtual Office pay just $49.99 per month per extension for enterprise class PBX functionality along with unlimited local and long distance calling in the U.S. and Canada. Packet8 Softalk™, 8x8's PC-based soft phone client, offers high quality voice and video in-network calling as well as outbound calling to the PSTN. For additional company information, visit 8x8's web site at www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward- looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our VoIP products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo, Packet8 Virtual Office, Packet8 Softalk and Packet8 Tango are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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CONTACT:
Joan Citelli
jcitelli@8x8.com
(408) 687-4320